SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

January 3, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

SandRidge Energy, Inc.

Request for Withdrawal of Registration Statement on Form S-4

Filed December 11, 2017

File No. 333-221973

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), SandRidge Energy, Inc. (the “Company”), hereby respectfully requests the immediate withdrawal of the Registration Statement on Form S-4 (File No. 333-221973) with respect to the Company, together with all exhibits thereto (collectively, the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on December 11, 2017.

On November 14, 2017, the Company, Brook Merger Sub, Inc. (“Merger Sub”), and Bonanza Creek Energy, Inc. (“Bonanza”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), which contemplated that Merger Sub would be merged with and into Bonanza, with Bonanza surviving the merger as a wholly owned subsidiary of the Company. The Company is requesting the withdrawal of the Registration Statement because, on December 28, 2017, the Company, Bonanza and Merger Sub terminated the Merger Agreement.

The Company confirms that the Registration Statement has not been declared effective by the Commission, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Thank you for your assistance in this request. If you have any questions or require any further information, please contact Stephen M. Gill of Vinson & Elkins L.L.P. at 713-758-4458.

[Signature Page Follows]

Sincerely,

SANDRIDGE ENERGY, INC.

/s/ James D. Bennett
Name:	James D. Bennett
Title:	President and Chief Executive Officer